FINANCIAL HIGHLIGHTS

(in thousands, except per basic data):

	Quarter Ended September 30		Nine Months Ended September 30	
	2008	**2007**	**2008**	**2007**
Operating Revenue	$ 123,167	$ 96,825	$ 357,344	$ 268,060
Direct cost	109,533	80,486	309,063	224,225
Gross Profit	13,634	16,339	48,281	43,835
Selling, general and administrative	7,449	8,603	23,376	23,636
Operating Income	6,185	7,736	24,905	20,199
Other Income (Expense):				
Other income (expense)	49	(53)	134	462
Interest income (expense), net	(360)	(636)	(1,256)	(1,896)
Income before Provision for Income Taxes	5,874	7,047	23,783	18,765
Provision for Income Taxes	2,379	3,072	9,583	7,722
Net Income (Loss)	3,495	3,975	14,200	11,043
Net Income Per Common Share:				
Basic	0.13	0.15	0.52	0.41
Diluted	0.13	0.14	0.51	0.40
Weighted Average Shares Used in Computing Net Income Per basic:				
In thousands				
Basic	27,272	26,953	27,143	26,877
Diluted	27,956	27,417	27,704	27,278

Selected Balance Sheet Information (in thousands):

	As of	
	Sept. 30, 2008	Dec. 31, 2007
Cash	$ 1,370	908
Working capital	61,516	42,915
Property and equipment, net	6,106	6,472
Total assets	140,191	119,590
Long-term debt, net of current portion	32,115	29,318
Stockholders' Equity	72,312	55,797

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	eng-20080930.xml
XBRL taxonomy schema	eng-20080930.xsd
XBRL taxonomy linkbase	eng-20080930_pre.xml
XBRL taxonomy linkbase	eng-20080930_lab.xml
XBRL taxonomy linkbase	eng-20080930_cal.xml